UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

April 30, 2019
(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550
(Registrant’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Controlled Subsidiary Investment – Brandywine Passthrough LLC

On September 11, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Brandywine Passthrough LLC (the “RSE AJH Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $4,000,000, which was the initial stated value of our equity interest in the RSE AJH Controlled Subsidiary (the “RSE AJH Investment”). The RSE AJH Controlled Subsidiary used the proceeds to acquire a 301-unit stabilized apartment complex located at 400 & 402 Foulk Road, Wilmington, DE 19803 (the “the Brandywine Hundred Apartments”).  On April 30, 2019, Brandywine Passthrough LLC paid off the $4,000,000 investment through a refinance of the property. The RSE AJH Controlled Subsidiary secured a Freddie Mac senior loan and a Freddie Mac mezzanine loan simultaneously at more favorable terms in exchange for agreeing to keep the property more affordable over the life of the loans. The RSE AJH Controlled Subsidiary applied for a Freddie Mac program where sponsors are able to receive higher leverage at more favorable interest rates in exchange for capping annual rental increases at the property and making at least half the units affordable throughout the term of the loan. All preferred return payments were paid in full during the investment period, and the investment yielded an IRR of approximately 11.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 27, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 7, 2019